

Mail Stop 4628

March 17, 2017

John J. Lipinski
Chief Executive Officer and President
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

> **Re: CVR Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 1-33492**
>
> **CVR Refining, LP**
> **Form 10-K for Fiscal Year ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 1-35781**

Dear Mr. Lipinski:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources